August 17, 2017

VIA EDGAR

Katharine Wray

Attorney-Advisor

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	PolarityTE, Inc.
Registration Statement on Form S-3
File No. 333-219202

Dear Ms. Wray:

On behalf of PolarityTE, Inc., a Delaware corporation (the “Company”), this letter responds to the oral request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) regarding the above shelf Registration Statement on Form S-3 (the “Registration Statement”) requesting analysis under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”) of an article published on Forbes.com (the “Forbes Article”) following filing, but prior to effectiveness, of the Registration Statement. For the reasons set forth herein, we are of the opinion that the Forbes Article does not constitute inappropriate “gun jumping” or seasoning of the market in contemplation of an offering of securities. Capitalized terms used and not defined shall have the meanings given in the Registration Statement.

Background of Forbes Article

During December 2016, Dr. Denver Lough and Dr. Ned Swanson, the Company’s Chief Executive Officer and Chief Operating Officer, respectively, discussed with Jeff Dyer a potential article chronicling their journeys from renowned surgeons to founding a public company specializing in regenerative medicine. Jeff Dyer is a well-regarded advisor to major corporations, including healthcare companies, and is a freelance writer and regular contributor to Forbes (both print and digital). Dr. Dyer holds a PhD in Management from UCLA, MBA from Brigham Young University, Bachelor’s degree in Psychology from Brigham Young University and is the Horace Beesley Professor of Strategy at the Brigham Young University, Marriott School of Management. Dr. Dyer has written notable articles relating to disruptive public companies and their leaders. Dr. Dyer held no position with the Company and is a distant relative of Dr. Lough through marriage.

Between January 2017 and April 2017, Dr. Dyer and Drs. Lough and Swanson exchanged email correspondence regarding the Company as well as the transmission of multiple drafts of a proposed article. During this time, the Company also approached Dr. Dyer about potentially joining its Board of Directors, also located in Salt Lake City, Utah in close proximity to Dr. Dyer. On March 2, 2017, Dr. Dyer was appointed director.

On May 11, 2017, Dr. Dyer emailed a draft article to an editor at Forbes asking to consider the story and, during June 2017, had several phone calls with the editor. The editor did not commit to the publication of the story but agreed to include the Company in its “Most Innovative Companies List” which was set to be published on August 22, 2017. On July 14, 2017, Mr. Dyer received notification from Forbes that the article publication date had been accelerated to August 8, 2017 and on August 8, 2017, an article was published on Forbes.com entitled “PolarityTE: Will This Biotech Be the Next Amazon or Tesla”.

On July 7, 2017, the Company filed a “universal shelf” registration statement on Form S-3 with the SEC, including a base prospectus. On July 25, 2017, the Company entered into an engagement letter with Cantor Fitzgerald & Co. for a potential capital raise, but to date has not commenced any offering activities.

Section 5 of the Securities Act and Rule 168 (Safe Harbor)

Section 5 of the Securities Act requires all offers and sales of securities in interstate commerce to be registered, unless an exemption from registration is available. Specifically, Section 5(a) of the Securities Act generally prohibits any person, unless a registration statement is in effect as to a security, to make use of any means or instruments of transportation or communication in interstate commerce or of the mails to sell such security through the use or medium of any prospectus or to carry or cause to be carried through the mails or in interstate commerce, by any means or instruments of transportation, any such security for the purpose of sale or for delivery after sale.

Between the filing of a registration statement and the effectiveness of such registration statement, Section 5(b) of the Securities Act makes it unlawful to use a prospectus unless it satisfies the requirements of Section 10 of the Securities Act. However, if an issuer can show that a disseminated piece of information, complies with Rule 168 under the Securities Act, the communication will not be considered a prospectus for purposes of Section 5(b) of the Securities Act. In order to comply with Rule 168, the issuer would need to show that it previously released or disseminated the information or it must be released in the ordinary course of business and timing, manner and form must be consistent with past releases.

Analysis of Registration Statement

The Registration Statement filed by the Company consists of a “base prospectus”. No offers for the sale of securities have been made pursuant to the base prospectus nor could securities be sold without the preparation and filing of a prospectus supplement disclosing terms of an offering and the Registration Statement being declared effective by the SEC. No terms for an offering or sale of securities have been adopted or disseminated.

Since the Company was technically “in registration” at the time of the Forbes Article the Staff may consider if notions of market seasoning or gun jumping are applicable requiring a cooling off period or additional prospectus disclosure as the Staff required in several prominent cases, notably the Google, Netflix and Groupon IPOs. The Forbes Article however does not violate Section 5 for several reasons: (1) The Company was not involved with the dissemination of the Forbes Article prepared by an independent third party (who subsequently joined the Board of Directors); (2) the Forbes Article release timing was made by Forbes alone; (3) the Forbes Article was submitted for consideration months prior to filing any registration statement; and (4) a base prospectus does not represent any actual offering of securities. Furthermore, review of the content of the Forbes Article reveals that each of the statements have previously appeared in articles involving the Company. We believe these factors distinguish the publication from the cases involving Google, Netflix and Groupon.

The Forbes article falls within the safe harbor provisions of Rule 168 of the Securities Act were it to be considered a Company communication, which as noted above, we believe it is not. Rule 168(d) provides the conditions to exemption, to wit:

(1)	The issuer… has previously released or disseminated information of the type described in this section in the ordinary course of business;

(2)	The timing, manner and form in which the information is released or disseminated is consistent in material respects with similar past releases or disseminations; and

(3)	The issuer is not an investment company registered under the Investment Company Act of 1940 or a business development company…” (as the issuer is not an investment company, any discussion surrounding this subsection (3) is omitted).

The Company, in the ordinary course of business, has regularly released information regarding its ongoing operations and the developments in its regenerative tissue platform identical to the information contained in the Forbes Article. Additionally, the timing, manner and form of prior released information is consistent in all material respects with that of the Forbes Article:

●	On February 14, 2017, Market Exclusive released an article by David Rich profiling the Company’ SkinTE platform;

●	On June 3, 2017, a largely biographical article written by Jasen Lee, similar to the Forbes article, was released by Deseret News. The article profiled the Company as well as the backgrounds of both Drs. Lough and Swanson;

●	On June 8, 2017, FierceBiotech released an article written by Amirah Al Idrus titled “Upstart PolarityTE Regenerates Full-Thickness Skin in Animal Models” in which the Company announced its pre-clinical results showing its SkinTE platform regenerated full-thickness skin in swine models of third degree burns. This article was conducted by FierceBiotech in cooperation with Dr. Lough and Dr. Stephen Milner, the Company’s Chief Clinical Officer;

●	On June 8, 2017, Natalie Grover also published an article through Reuters on the same topic in which Dr. Lough participated;

●	On June 8, 2017, Newsmax Health released an article by David Alliot titled “Skin Regeneration- From Science Fiction to Science Fact” which included interviews with John Stetson, the Company’s Chief Financial Officer; and

●	On June 9, 2017, KFGO released a largely biographical article of Dr. Lough and the Company similar in content and scope to the Forbes article.

As evidenced by the above cited prior articles about the Company’ there is a well-established history of interviews about the Company that has appeared in various publications. The information in the prior articles and the Forbes Article are identical or similar in nearly every respect. The articles do not portend any offering of securities nor is the timing related to any such offering. The articles’ focus are on biographical profiles of various members of management and comparative analysis to other innovative leaders. Additionally, the timing of the articles are fairly consistent and are usually based on the publisher’s own timeline with little input from the Company. As a result, the timing and release of the Forbes Article by Forbes does not violate Section 5 of the Securities Act.

Please contact the undersigned at (212) 930-9700 with any other questions.

Sincerely,

/s/ Harvey J. Kesner
Harvey J. Kesner
Sichenzia Ross Ference Kesner LLP

cc:	Denver Lough, CEO